EXHIBIT 99.2

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2020

FOURTH QUARTER AND YEAR-END RESULTS

--Company Profitable for Quarter and Full Year Despite COVID-19 Impact--

HONG KONG —August 18, 2020 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2020 – reflecting the impact of lower orders from certain customers experiencing soft product demand and the impact of a four-week shut down of the company’s factory in China due to the Chinese New Year holiday and government-required coronavirus closures in January and February

Net sales for the fiscal 2020 fourth quarter were $2.9 million compared with $3.8 million a year ago. Net income for the same period was $563,000, or $0.14 per diluted share, compared with a net loss of $186,000, or $0.05 per share, a year earlier.

Net sales for fiscal 2020 were $12.6 million compared with $14.3 million a year ago. Net income for fiscal 2020 was $686,000, or $0.18 per diluted share, compared with a net loss of $630,000, or $0.17 per share, a year earlier.

The sales decrease for fiscal 2020 noted above reflects sharply reduced orders from two of the company’s major customers – including a year-over-year sales reduction of approximately 30 percent from one customer alone. The decrease in orders from these customers was due to a weaker demand for the products sold by those customers.

“The company’s solid financial performance for the fourth quarter and fiscal year reflects the recovery of business in the second half of the year from our largest customer – partially offsetting the sharp decrease in sales in first half of the fiscal year. Our performance was also greatly enhanced by sharp cost-cutting initiatives, a rental subsidy, and the reversal of certain prior-year provisions. Sales in the fourth quarter would have been better had our Shenzhen factory not been closed for four weeks and the company substantially handicapped in month of March 2020 due to COVID-19,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

“Despite the impact of the coronavirus crisis and its impact on the worldwide economy and our business, we expect our financial strength will carry us through and may become a competitive edge and enable us to take advantage of new business opportunities created by the expected realignment of the business environment. In addition, the escalating trade war between the United States and China should further enhance the appeal of our expanding manufacturing capacity and capabilities in Myanmar. In short, while cautious, we remain optimistic about the long-term future for our business,” Kohl said.

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Highway Holdings Ltd.

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Gross profit for the fiscal 2020 fourth quarter was $1.35 million compared with $826,000 a year ago. Gross profit as a percentage of sales was 46 percent compared with 22 percent in fiscal 2019.

Gross profit for fiscal 2020 was $4.2 million compared with $3.6 million a year earlier. Gross profit as a percentage of sales for fiscal 2020 was 33 percent compared with 25 percent a year earlier. This increase in the gross profit margin for the fourth quarter and the full fiscal year was primarily due to three one-time items:

The company, due to the present situation, was able to partially reverse certain of last year’s accounting provisions, such as reserves for slow-moving inventory.

Kohl specifically highlighted the benefits of rental and utility subsidies provided by the local Shenzhen government as a result of the imposed COVID-19 restrictions and the required temporary closure of Highway Holdings’ Shenzhen, China operations.

The cost of sales was further reduced by temporary rental income for subleasing surplus factory space in China factory.

These government allowances and the reversal of some of last year’s reserves lowered the company’s costs of sales, and thereby improved the company’s gross margin. Excluding these one-time events, the company’s gross margins increased slightly as manufacturing and assembly operations transitioned from the company’s facilities in China to its facilities in Myanmar. Due to the increase in gross margin, the company’s gross profit increased by 16.0 percent on a year-over-year basis, despite lower sales in fiscal 2020.

Selling, general and administrative expenses decreased to $605,000 from $1.0 million for the fiscal fourth quarter a year ago. For the full fiscal year, selling general and administrative expenses decreased to $3.4 million from $4.3 million last year -- reflecting sharp cost-cutting initiatives, temporary salary cuts for management and reversal of last year’s staff obligation provisions.

The company realized a currency exchange gain of $7,000 in fiscal 2020 compared with a currency exchange loss of $8,000 a year ago, mainly due to the weakening of the RMB. The company does not undertake any currency hedging transactions.

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Highway Holdings Ltd.

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Kohl noted the company’s balance sheet remains strong. Total current assets at March 31, 2020 were $13.2 million, with working capital of $8.2 million and a current ratio of 2.7:1. Total cash was $8.8 million, or $2.26 per diluted share.

Kohl highlighted the company’s total equity of $10.9 million at March 31, 2020 -- representing approximately $2.79 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are in Hong Kong, with manufacturing and assembly facilities located in Shenzhen in the People’s Republic of China and in Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, including but not limited to the Company’s expectations regarding COVID-19 and its impact on the Company and its competitors, the Company’s ability to maintain lower costs at the Myanmar facility, the effects of lower costs in Myanmar on customer retention, the timing of future business, and the Company’s growth prospects. These forward-looking statements involve numerous risks and uncertainties, including economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F. The forward-looking statements are made only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstance.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)
	2020	2019	2020	2019

Net sales	$2,928	$3,782	$12,558	$14,277
Cost of sales	1,577	2,956	8,405	10,697
Gross profit	1,351	826	4,153	3,580
Selling, general and administrative expenses	605	1,057	3,406	4,335
Operating income/(loss)	746	(231)	747	(755)

Non-operating items

Exchange gain/(loss), net	(105)	13	7	(8)
Interest income	23	16	65	33
Gain/(Loss) on disposal of assets	(1)	-	16	28
Other income	60	-	61	8
Total non-operating income / (expenses)	(23)	29	149	61

Share of profits (loss) of equity investee	-	-	-	-
Net income/(loss) before income tax and non-controlling Interest	723	(202)	896	(694)
Income taxes	(149)	26	(209)	26
Net income/(loss) before non-controlling interests	574	(176)	687	(668)

Less: Net gain / (loss) attributable to non-controlling Interests	11	10	1	(38)
Net income/(loss) attributable to Highway Holdings Limited shareholders	563	($186)	$686	($630)

Net income/(loss) per share:
Basic	$0.14	($0.05)	$0.18	($0.17)
Diluted	$0.14	$(0.05)	$0.18	$(0.17)

Weighted average number of shares outstanding:
Basic	3,910	3,802	3,910	3,802
Diluted	3,910	3,802	3,910	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2020	2019
Current assets:
Cash and cash equivalents	$8,827	$8,827
Accounts receivable, net of doubtful accounts	2,008	2,264
Inventories	2,000	1,539
Prepaid expenses and other current assets	388	722
Total current assets	13,223	13,352

Property, plant and equipment, (net)	878	886
Operating lease right-of-use assets	3,710	-
Long-term deposits	263	66
Long-term loan receivable	95	75
Long-term rental prepayment	-	871
Investments in equity method investees	-	-
Total assets	$18,169	$15,250

Current liabilities:
Accounts payable	$997	$1,161
Operating lease liabilities, current	782	-
Accrual expenses and other liabilities	2,294	2,989
Income tax payable	564	602
Dividend payable	351	329
Total current liabilities	4,988	5,081

Long term liabilities:
Operating lease liabilities, non-current	2,034	-
Deferred income taxes	229	32
Total liabilities	7,251	5,113

Shareholders' equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	38
Additional paid-in capital	11,537	11,370
Accumulated deficit	(865)	(1,233)
Accumulated other comprehensive (loss)/income	196	(35)
Treasury shares, at cost – Nil and 5,049 shares as of March 31, 2020 and 2019, respectively	-	(14)
Non-controlling interest	10	11
Total equity	10,918	10,137
Total liabilities and shareholders' equity	$18,169	$15,250

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